ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66. г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________________
Кор.счет. ____________________
БИК ____________________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 31.07.2007г. № 10.3.1/06 - 3456

на № __________ от __________

07025904

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

Mail Stop 3628, 100 F Street NE,
Washington, D.C. 20549 U.S.A.

SEC MAIL PROCESSING
RECEIVED
AUG - 8 2007
WASH. D.C. 186 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 333-86928):

1. Notification on the material fact.

Please find 1 page enclosed.

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

dw 8/13

Notification on the material fact
Data on the facts which have entailed one-time increase (decrease) in the issuer's net profit or net losses by more than 10 per cent"

1. General	
1.1. Full registered name of the Issuer	***Public Joint -Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Fact (-s) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 percent:

2Q2007 net profit decreased by more than 10 percent over 1Q2007 due to decrease in operating profit by 52.2 million rubles (attributable to growth of expenses on implementation of national projects, depreciation growth, expenses for fulfillment of pension obligations) as well as increase in other lump-sum operating costs in 1H2007.

2.2. Date of the fact (facts) which has (have) entailed one-time increase (decrease) of the issuer's net profit or net losses by more than 10 per cent.

July 30, 2007

2.3. Value of the Issuer's net profit (net losses) for the reporting period (month, quarter, year) preceding the one during which the fact (facts) occurred.

1Q2007 net profit of Public Joint -Stock Company "Southern Telecommunications Company": 587,305 thousand rubles

2.4. Value of the Issuer's net profit (net losses) for the reporting period (quarter, year) during which the fact (facts) occurred.

2Q2007 net profit of Public Joint -Stock Company "Southern Telecommunications Company": 479,398 thousand rubles

2.5. Absolute and percentage change of the Issuer's net profit (net losses).

Absolute change of the Issuer's net profit: 107,907 thousand rubles

Percentage change of the Issuer's net profit: 18.37%

For calculation purposes, net profit (net loss) value "for the reporting period" (quarter, year) for the first reporting period shall be equal to the sum reflected in the line "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statement (form № 2 of financial reporting), and for subsequent reporting periods, respectively, – to the difference of the sums reflected in the lines "Net profit (retained income (loss)) of the reporting period " of the Profit and loss Statements (forms № 2 of financial reporting) for the reporting period and the period preceding the one under report.

3. Signature

3.1. Deputy Director General - Director for Economics and Finance	_______ (signature)	A.A. Dobryakov
3.2. Chief Accountant	_______ (signature)	T. V. Rusinova
3.3. Date " 30 " July 20 07		

END